CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0345/07/LTR

16 February 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of Internati[redacted]
Mail Stop 3-7
Washington, D.C. 20549
United States of America

07021198

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 14 February 2007 (*Announcement of Full Year 2006 Results of Subsidiary Company, CDL Investments New Zealand*);
- 16 February 2007 (*Report of Persons Occupying Managerial Positions who are related to a Director, CEO or Substantial Shareholder*); and
- 16 February 2007 (*Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

dlw 2/21

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2007 12:36:01
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Full Year 2006 Results of Subsidiary Company, CDL Investments New Zealand Limited
Description	We attach herewith the results announcement for the full year ended 31 December 2006 issued by CDL Investments New Zealand Limited on 14 February 2007, for your information.

Attachments:

- CINZ_Summary.pdf
- CINZ_Chairman_Review.pdf
- CINZ_Results.pdf
- CINZ_Press_Release.pdf

Total size = **719K**
(2048K size limit recommended)

CDL INVESTMENTS NEW ZEALAND LIMITED

Results for announcement to the market

Reporting Period	12 months to 31 December 2006
Previous Reporting Period	12 months to 31 December 2005

	Amount (000s)	Percentage change
Revenue from ordinary activities	NZ$ 31,606	Up 28.9%
Profit (loss) from ordinary activities after tax attributable to security holders	NZ$ 10,865	Up 19.1%
Net profit (loss) attributable to security holders	NZ$ 10,865	Up 19.1%

Interim/Final Dividend	Amount per security	Imputed amount per security
Final Dividend	NZ$ 0.023	Fully imputed

Record Date	16 March 2007
Dividend Payment Date	30 March 2007

Comments:	Please refer to the attached Chairman's Review.

CHAIRMAN'S REVIEW

Financial Performance

CDL Investments New Zealand Limited ("CDLI") has reported yet another record operating profit after tax of $10.9 million for the year ended 31 December 2006, an increase of 19.1% from the corresponding period in 2005. *Operating profit before tax and minorities* was $16.3 million (2005: $13.6 million). Property sales & other income for the period under review was $31.6 million. This was an increase of 28.9% on 2005 (2005: $24.5 million). A total of 182 sections were sold.

Shareholders' funds as at 31 December 2006 were $74.7 million (2005: $64.6 million) and total assets stood at $76.2 million (2005: $65.6 million). The net tangible asset per share was 34.1 cents (2005: 30.7 cents). The value of CDLI's land holdings as at 31 December 2006 was $157.0 million (2005: $131.2 million).

CDLI adopted the New Zealand Equivalents to International Financial Reporting Standards ('NZ IFRS') in 2005.

Dividend Announcement

The Company has resolved to pay a fully imputed ordinary dividend of 2.3 cents per share payable on 30 March 2007 (2005: 2.0 cents). The Dividend Reinvestment Plan applies to this dividend.

Directors

In August 2006, Graham McKenzie retired from the Board and John Henderson was appointed as an Independent Director. I would like to thank Graham for his valuable contribution to the Board during the year.

Outlook

The New Zealand property market continued to be buoyant and enjoyed better than expected growth in 2006 despite predictions to the contrary. It is anticipated that this positive sentiment will continue into the first quarter of 2007. While factors such as increases in the number of residential building consents in the latter part of 2006 and keen buyer interest in the residential market were welcome, the Reserve Bank continues to signal that there are underlying negative economic pressures and, until last month, had signaled further interest rate rises. While it is still somewhat early to say in which direction the economy will head, the Company is focused on ensuring maintenance of profitability as well as market share during this year to take best advantage of the ongoing upbeat market climate. Assuming that there will not be any further interest rate increases or other unexpected changes in market conditions, the Board believes that the Company will deliver another satisfactory set of results in 2007.

Management and staff

On behalf of the Board, I wish to extend our thanks to the Company's management and staff for their hard work during 2006.

Wong Hong Ren
Chairman
14 February 2007

Consolidated Income Statement

For the year ended 31 December 2006

		Group		Parent	
In thousands of dollars	Note	2006	2005	2006	2005
Revenue		31,061	24,225	-	-
Cost of sales		(12,891)	(8,683)	-	-
Gross Profit		**18,170**	**15,542**	-	-
Other operating income	2	80	95	4,000	4,002
Finance income		465	206	-	-
Administrative expenses	3, 4	(157)	(154)	(103)	(95)
Other operating expenses	3, 4	(2,294)	(2,133)	(341)	(364)
Profit before income tax		**16,264**	**13,556**	**3,556**	**3,543**
Income tax expense	5	(5,399)	(4,433)	(6)	(7)
Profit for the year		**10,865**	**9,123**	**3,550**	**3,536**
Attributable to:					
Equity holders of the parent		10,865	9,123	3,550	3,536
Basic earnings per share (cents)	14	5.01	4.40		
Diluted earnings per share (cents)	14	5.01	4.40		

Consolidated Statement of Recognised Income and Expense

		Group		Parent	
In thousands of dollars	Note	2006	2005	2006	2005
Profit for the year		10,865	9,123	3,550	3,536
Total recognised income and expense for the period		**10,865**	**9,123**	**3,550**	**3,536**
Attributable to:					
Equity holders of the parent		10,865	9,123	3,550	3,536

The accompanying notes form part of, and should be read in conjunction with these financial statements.

Consolidated Balance Sheet

As at 31 December 2006

In thousands of dollars	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
SHAREHOLDERS' EQUITY					
Issued capital	13	31,246	27,783	31,246	27,783
Retained earnings	13	43,435	36,782	(9,580)	(8,918)
Total Equity		74,681	64,565	21,666	18,865
Represented by:					
NON CURRENT ASSETS					
Plant, furniture and equipment	8	19	25	7	10
Development property	9	41,362	41,868	-	-
Related party debtors		-	-	8,481	5,607
Investments in subsidiary		-	-	13,266	13,266
Deferred tax assets	10	-	-	9	15
Total Non Current Assets		41,381	41,893	21,763	18,898
CURRENT ASSETS					
Development property	9	17,948	14,955	-	-
Income tax receivable	6	219	221	-	-
Trade and other receivables	11	1,026	436	12	8
Cash and cash equivalents	12	15,639	8,133	1	23
Total Current Assets		34,832	23,745	13	31
Total Assets		76,213	65,638	21,776	18,929
NON CURRENT LIABILITIES					
Deferred tax liabilities	10	479	485	-	-
Total Non Current liabilities		479	485	-	-
CURRENT LIABILITIES					
Trade and other payables	15	1,031	548	107	60
Employee entitlements		22	40	3	4
Total Current Liabilities		1,053	588	110	64
Total Liabilities		1,532	1,073	110	64
Net Assets		74,681	64,565	21,666	18,865

KPMG

For and on behalf of the Board

HR WONG, CHAIRMAN, 14 February 2007

BK CHIU, MANAGING DIRECTOR, 14 February 2007

The accompanying notes form part of, and should be read in conjunction with these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December 2006

In thousands of dollars		Group		Parent	
	Note	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash was provided from:					
Receipts from customers		30,551	24,344	-	2
Interest received		465	206	-	-
Dividends received		-	-	4,000	4,000
Cash was applied to:					
Payment to suppliers and employees		(17,353)	(20,511)	(395)	(535)
Intercompany payments		-	-	(2,874)	(3,136)
Income tax paid	7	(4,849)	(4,442)	-	-
Net Cash Inflow/(Outflow) from Operating Activities		**8,814**	**(403)**	**731**	**331**
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash was provided from:					
Advances from subsidiary		-	-	555	519
Cash was applied to:					
Purchase of fixed assets		(3)	(2)	(3)	(2)
Net Cash Inflow/(Outflow) From Investing Activities		**(3)**	**(2)**	**552**	**517**
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash was applied to:					
Dividends paid		(750)	(763)	(750)	(763)
Supplementary dividend paid		(555)	(519)	(555)	(519)
Net Cash Inflow/(Outflow) from Financing Activities		**(1,305)**	**(1,282)**	**(1,305)**	**(1,282)**
Net Increase / (Decrease) in Cash and Cash Equivalents		7,506	(1,687)	(22)	(434)
Add Opening Cash and Cash Equivalents Brought Forward		8,133	9,820	23	457
Closing Cash and Cash Equivalents	12	**15,639**	**8,133**	**1**	**23**

The accompanying notes form part of, and should be read in conjunction with these financial statements.

Consolidated Statement of Cash Flows Continued

For the year ended 31 December 2006

		Group		Parent	
In thousands of dollars	Note	2006	2005	2006	2005
RECONCILIATION OF NET PROFIT TO CASHFLOWS FROM OPERATING ACTIVITIES					
Net profit after taxation		10,865	9,123	3,550	3,536
Adjusted for non cash items:					
Depreciation	8	9	10	6	7
Income tax expense		5,399	4,433	6	7
Adjustments for movements in working capital:					
(Increase)/decrease in receivables		(590)	24	(4)	4
(Increase)/decrease in development properties		(2,487)	(9,460)	-	-
(Increase)/decrease in taxation due		2	-	-	-
Increase/(decrease) in payables		465	(91)	47	(87)
Increase/(decrease) in related parties		-	-	(2,874)	(3,136)
Cash generated from operating activities		**13,663**	**4,039**	**731**	**331**
Income tax paid	7	(4,849)	(4,442)	-	-
Cash Inflows/(Outflow) from Operating Activities		**8,814**	**(403)**	**731**	**331**

KPMG

The accompanying notes form part of, and should be read in conjunction with these financial statements.

SIGNIFICANT ACCOUNTING POLICIES

REPORTING ENTITY

CDL Investments New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Company is an issuer in terms of the Financial Reporting Act 1993.

The consolidated financial statements of CDL Investments New Zealand Limited as at and for the year ended 31 December 2006 comprise the Company and its subsidiary (together referred to as the "Group").

(a) **Statement of compliance**

The consolidated financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and New Zealand Generally Accepted Accounting Practice ("NZ GAAP"). They comply with New Zealand equivalents to International Financial Reporting Standards ("NZ IFRS"), as appropriate for profit-oriented entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards ("IFRS").

The consolidated financial statements were authorised for issuance on 14 February 2007.

(b) **Basis of preparation**

The financial statements are presented in New Zealand Dollars ($), which is the Company's functional currency. All financial information presented in New Zealand dollars has been rounded to the nearest thousand.

The financial statements have been prepared on the historical cost basis.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with NZ IFRS requires management to make judgments, estimates and assumptions that affect the application of company policies and reported amounts of assets and liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

To ensure consistency with the current period, comparative figures have been restated where appropriate.

The accounting policies set out below have been applied consistently by Group entities, and to all periods presented in these consolidated financial statements.

(c) **Basis of consolidation**

(i) **Subsidiaries**

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) **Transactions eliminated on consolidation**

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Significant accounting policies - continued

(d) Plant, furniture and equipment

Initial recording

Items of plant, furniture and equipment are stated at cost less accumulated depreciation. The cost of purchased plant, furniture and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of plant, furniture and equipment have different useful lives, they are accounted for as separate items of plant, furniture and equipment.

Depreciation on assets is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives, as follows:

Plant, furniture and equipment	3 - 10 years

Gains or losses arising from the retirement or disposal of plant, furniture and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(e) Development properties

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the legal title passes to the buyer when the full settlement of the purchase consideration of the properties occurs.

(f) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(h) Impairment

The carrying amounts of the Group's assets other than deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy h(i)).

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the Group's receivables with short duration is not discounted.

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Significant accounting policies - continued

(i) Trade and other payables

Trade and other payables are stated at cost.

(j) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance expenses and income

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested and dividend income that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established.

Interest attributable to funds used to finance the acquisition, development or construction of property held for development or sale is capitalised gross of tax relief and added to the cost of the property during the period when active development takes place.

(k) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method of providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences relating to investments in subsidiaries are not provided for to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(l) Revenue

Revenue represents amounts derived from:

- Income from land and property sales: recognised on the transfer of the related significant risk and rewards of ownership.

(m) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(n) Investments in subsidiaries

Investment in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

KPMG

Index

KPMG

1. Segment reporting

Segment reporting has not been prepared as the Group operates in a single market, i.e. property operations, comprising the development and sale of land and development properties, in a single business segment i.e. New Zealand.

2. Other operating income

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Rental income	80	93	-	-
Other	-	2	-	2
Dividend income	-	-	4,000	4,000
	80	95	4,000	4,002

3. Administration and Other operating expenses

In thousands of dollars		Group		Parent	
	Note	2006	2005	2006	2005
Auditors' remuneration					
- Audit fees		53	50	26	24
- Audit IFRS conversion		-	50	-	50
- Tax compliance		5	20	5	20
Depreciation	8	9	10	6	7
Directors' remuneration					
- Fees		65	50	65	50
- Other		-	15	-	15
Legal fees		74	77	2	2
Movement in doubtful debts provision		(1)	1	-	-
Operating lease and rental payments		58	54	17	17
Rates		358	276	-	-
Sales commission		858	790	-	-
Other		495	451	230	188
Total excluding personnel expenses		1,974	1,844	351	373

4. Personnel expenses

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Wages and salaries	466	426	92	85
Other	11	17	1	1
	477	443	93	86

KPMG

5. **Income tax expense**

Recognised in the income statement

In thousands of dollars	Group		Parent	
Current tax expense	2006	2005	2006	2005
Current year	5,373	4,585	-	-
Adjustments for prior years	32	(40)	-	-
	5,405	4,545	-	-
Deferred tax expense				
Origination and reversal of temporary differences	(6)	(112)	6	7
	(6)	(112)	6	7
Total income tax expense in income statement	5,399	4,433	6	7

Reconciliation of effective tax rate

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Profit before tax	16,264	13,556	3,556	3,543
Income tax using the company tax rate of 33%	5,367	4,473	1,173	1,169
Tax exempt revenues	-	-	(1,320)	(1,320)
Group tax offset	-	-	153	158
Under / (over) provided in prior years	32	(40)	-	-
	5,399	4,433	6	7

6. **Current tax assets and liabilities**

The current tax asset of $219,000 (2005: $221,000) represents the amount of income taxes paid in advance.

7. **Imputation credits**

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Balance at beginning of year	15,212	12,226	2,006	1,492
Imputation credits attached to dividends received	-	-	1,970	1,970
Taxation paid	4,849	4,442	-	-
Imputation credits attached to dividends paid	(1,520)	(1,456)	(1,520)	(1,456)
	18,541	15,212	2,456	2,006
The imputation credits are available to shareholders of the parent company as follows:				
Through the parent company	2,456	2,006	2,456	2,006
Through subsidiary	16,085	13,206	-	-
	18,541	15,212	2,456	2,006

KPMG

8. Plant, furniture and equipment

In thousands of dollars	Group	Parent
Cost		
Balance at 1 January 2005	160	119
Acquisitions	1	1
Balance at 31 December 2005	161	120
Balance at 1 January 2006	161	120
Acquisitions	3	3
Balance at 31 December 2006	164	123
Depreciation and impairment losses		
Balance at 1 January 2005	(126)	(103)
Depreciation charge for the year	(10)	(7)
Balance at 31 December 2005	(136)	(110)
Balance at 1 January 2006	(136)	(110)
Depreciation charge for the year	(9)	(6)
Balance at 31 December 2006	(145)	(116)
Carrying amounts		
At 1 January 2005	34	16
At 31 December 2005	25	10
At 1 January 2006	25	10
At 31 December 2006	19	7

9. Development property

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Development land	59,310	56,823	-	-
Less expected to settle within one year	17,948	14,955	-	-
	41,362	41,868	-	-

Development land is carried at the lower of cost and net realisable value. No interest (2005: $nil) has been capitalised during the year. The value of development land held at 31 December 2006 was determined by independent registered valuers, DM Koomen SPINZ of DTZ New Zealand Limited as $157.0 million (2005: $131.2 million).

10. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

In thousands of dollars	Group					
	Assets		Liabilities		Net	
	2006	2005	2006	2005	2006	2005
Plant, furniture and equipment	1	-	-	-	1	-
Development property	-	-	(500)	(547)	(500)	(547)
Employee benefits	17	49	-	-	17	49
Trade and other payables	3	13	-	-	3	13
Net tax assets / (liabilities)	21	62	(500)	(547)	(479)	(485)

KPMG

10. Deferred tax assets and liabilities -cont'd
Recognised deferred tax assets and liabilities

In thousands of dollars	Parent					
	Assets		Liabilities		Net	
	2006	2005	2006	2005	2006	2005
Plant, furniture and equipment	-	-	(1)	(2)	(1)	(2)
Employee benefits	9	8	-	-	9	8
Trade and other payables	1	9	-	-	1	9
Net tax assets / (liabilities)	10	17	(1)	(2)	9	15

Movement in temporary differences during the year

In thousands of dollars	Group		
	Balance 1 Jan 05	Recognised in income	Balance 31 Dec 05
Plant, furniture and equipment	-	-	-
Development property	(635)	88	(547)
Employee benefits	1	48	49
Trade and other payables	37	(24)	13
	(597)	112	(485)

In thousands of dollars	Group		
	Balance 1 Jan 06	Recognised in income	Balance 31 Dec 06
Plant, furniture and equipment	-	1	1
Development property	(547)	47	(500)
Employee benefits	49	(32)	17
Trade and other payables	13	(10)	3
	(485)	6	(479)

Movement in temporary differences during the year

In thousands of dollars	Parent		
	Balance 1 Jan 05	Recognised in income	Balance 31 Dec 05
Plant, furniture and equipment	(2)	-	(2)
Employee benefits	1	7	8
Trade and other payables	23	(14)	9
	22	(7)	15

In thousands of dollars	Parent		
	Balance 1 Jan 06	Recognised in income	Balance 31 Dec 06
Plant, furniture and equipment	(2)	1	(1)
Employee benefits	8	1	9
Trade and other payables	9	(8)	1
	15	(6)	9

Deferred tax assets have not been recognised in respect of the following items:

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Investment in subsidiary	-	-	13,266	13,266

KPMG

11. Trade and other receivables

In thousands of dollars	Group 2006	Group 2005	Parent 2006	Parent 2005
Trade receivables	305	135	-	-
Other receivables and pre-payments	721	301	12	8
	1,026	436	12	8

12. Cash and cash equivalents

In thousands of dollars	Group 2006	Group 2005	Parent 2006	Parent 2005
Bank balances	1	23	1	23
Call deposits	15,638	8,110	-	-
Cash and cash equivalents in the statement of cash flows	15,639	8,133	1	23

13. Capital and reserves

Reconciliation of movement in capital and reserves - Group

Attributable to equity holders of the parent

In thousands of dollars	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2005	24,536	31,669	56,205
Total recognised income and expense	-	9,123	9,123
Shares issued under dividend reinvestment plan	3,247	-	3,247
Dividends to shareholders	-	(4,010)	(4,010)
Balance at 31 December 2005	27,783	36,782	64,565
Balance at 1 January 2006	27,783	36,782	64,565
Total recognised income and expense	-	10,865	10,865
Shares issued under dividend reinvestment plan	3,463	-	3,463
Dividends to shareholders	-	(4,212)	(4,212)
Balance at 31 December 2006	31,246	43,435	74,681

Reconciliation of movement in capital and reserves - Parent

In thousands of dollars	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2005	24,536	(8,444)	16,092
Total recognised income and expense	-	3,536	3,536
Shares issued under dividend reinvestment plan	3,247	-	3,247
Dividends to shareholders	-	(4,010)	(4,010)
Balance at 31 December 2005	27,783	(8,918)	18,865
Balance at 1 January 2006	27,783	(8,918)	18,865
Total recognised income and expense	-	3,550	3,550
Shares issued under dividend reinvestment plan	3,463	-	3,463
Dividends to shareholders	-	(4,212)	(4,212)
Balance at 31 December 2006	31,246	(9,580)	21,666

KPMG

13. Capital and reserves (continued)

Share capital

	Group and parent			
	2006	2006	2005	2005
	Shares '000s	$000's	Shares '000s	$000's
Shares issued 1 January	210,643	27,783	200,503	24,536
Issued under dividend reinvestment plan	8,258	3,463	10,140	3,247
Total shares issued and outstanding	218,901	31,246	210,643	27,783

All shares carry equal rights and rank pari passu with regard to residual assets of the Company and do not have a par value.

At 31 December 2006, the authorised share capital consisted of 218,900,766 fully paid ordinary shares (2005: 210,643,474).

Dividend Reinvestment Plan
In 1998, the Company adopted a Dividend Reinvestment plan pursuant to which shareholders may elect to receive ordinary dividends in the form of either cash or additional shares in the Company. The additional shares are issued at the market price on the dividend payment date.

Dividends
The following dividends were declared and paid during the year ended 31 December:

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
2 cents per qualifying ordinary share (2005: 2 cents)	4,212	4,010	4,212	4,010

After 31 December 2006 the following dividends were declared by the directors. The dividends have not been provided for and there are no income tax consequences.

In thousands of dollars	Parent
2.3 cents per qualifying ordinary share	5,035

14. Earnings per share
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share at 31 December 2006 was based on the profit attributable to ordinary shareholders of $10,865,000 (2005: $9,123,000); and weighted average number of ordinary shares outstanding during the year ended 31 December 2006 of 216,837,000 (2005: 207,263,000), calculated as follows:

Profit attributable to ordinary shareholders (basic & diluted)

In thousands of dollars	Group	
	2006	2005
Profit for the period	10,865	9,123
Profit attributable to ordinary shareholders	10,865	9,123

Weighted average number of ordinary shares

In thousands of shares	Group	
	2006	2005
Issued ordinary shares at 1 January	210,643	200,503
Effect of 8,258 shares issued in March 2006	6,194	-
Effect of 10,140 shares issued in April 2005	-	6,760
Weighted average number of ordinary shares at 31 December	216,837	207,263

KPMG

15. Trade and other payables

In thousands of dollars	Group 2006	Group 2005	Parent 2006	Parent 2005
Trade payables	801	349	15	-
Non-trade payables and accrued expenses	230	199	92	60
	1,031	548	107	60

16. Financial instruments

Exposure to credit and interest rate risks arises in the normal course of the Group's business.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet as shown below:

In thousands of dollars	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
Bank and short term deposits	12	15,639	8,133	1	23
Trade and other receivables	11	1,026	436	12	8
		16,665	8,569	13	31

Interest rate risk

The Group has a minimal exposure to interest rate risk on the bank overdraft of nil (2005: nil).

Effective interest and repricing analysis

In respect of income - earning financial assets and interest bearing financial liabilities, the following tables indicates the effective interest rates at the balance sheet date and the periods in which they reprice.

Group *In thousands of dollars*	2006 Note	2006 Effective interest rate	2006 Total	2006 6 months or less	2005 Effective interest rate	2005 Total	2005 6 months or less
Cash and cash equivalents	12	7.25% to 7.67%	15,639	15,639	7.25%	8,133	8,133
			15,639	15,639		8,133	8,133

Parent *In thousands of dollars*	Note	2006 Effective interest rate	2006 Total	2005 Effective interest rate	2005 Total
Cash and cash equivalents	12	Non interest bearing	1	Non interest bearing	23
			1		23

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the above tables.

16. Financial instruments - Estimation of fair values - continued

(a) Cash, accounts receivable, accounts payable and prepaid taxation:- The carrying amount for these balances approximate their fair value because of the short maturities of these items.

(b) Shares in companies and other investments:- The carrying amount for these balances represents cost less impairment, if any.

17. **Operating Leases**
Leases as Lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of dollars	Group		Parent	
	2006	2005	2006	2005
Less than one year	15	9	-	-
Between one and five years	13	13	-	-
	28	22	-	-

During the year ended 31 December 2006, $15,000 was recognised as an expense in the income statement in respect of operating leases (2005: $19,000) and $80,000 (2005: $93,000) was recognised as income in the income statement in respect of subleases.

18. **Capital commitments**

As at 31 December 2006, the Group has entered into contracts for construction on development properties of $2,427,000 (2005: $4,618;000).

19. **Related parties**

Identity of related parties

The Group has a related party relationship with its subsidiary (see note 20), and with its directors and executive officers.

Transactions with key management personnel

None of the Directors of the Company and their immediate relatives have control of the voting shares of the Company.

Total remuneration is included in "personnel expenses" (see note 4):

Consolidated

CDL Investments New Zealand Limited is a subsidiary of Millennium & Copthorne Hotels New Zealand Limited (formerly CDL Hotels New Zealand Limited) by virtue of Millennium & Copthorne Hotels New Zealand Limited owning 63.48% (2005: 62.46%) of the Company and having 3 out of 6 of the Directors on the Board. Millennium & Copthorne Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate holding company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the year CDL Investments New Zealand Limited has reimbursed its parent, Millennium & Copthorne Hotels New Zealand Limited, $187,000 (2005: $198,000) for expenses incurred by the parent on behalf of the Group.

Parent

At balance date, there were non-interest bearing advances owing from its subsidiary of $8,481,000. (2005: $5,607,000). There are no set repayment terms. No related party debts have been written off or forgiven during the year.

During the year CDL Investments New Zealand Limited entered into the following transactions with its subsidiary:

- $4,000,000 dividends were received from CDL Land New Zealand Limited (2005: $4,000,000).

KPMG

20. Group entities

Subsidiary	Principal Activity
CDL Land New Zealand Limited	Property Investment and Development

The company is a wholly owned direct subsidiary of CDL Investments New Zealand Limited and has a balance date of 31 December.

21. Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of estimation uncertainty

In note 16 detailed analysis is given of the interest rate and credit risk exposure of the Group and risks in relation thereto. The Group is also exposed to market fluctuations in the value of development properties. The carrying value of development properties is $59,310,000 (2005: $56,823,000) while the net realisable value determined by independent valuers is $153,790,000 (2005: $128,485,000). Accordingly there has to be a significant decline in value before the Group is affected.

KPMG

KPMG

Audit report

To the shareholders of CDL Investments New Zealand Limited

We have audited the financial statements on pages 1 to 17. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2006. This information is stated in accordance with the accounting policies set out on pages 5 to 7.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2006 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgments made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the company and certain of its subsidiaries in relation to taxation and general accounting services. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;

- the financial statements on pages 1 to 17:

  - comply with New Zealand generally accepted accounting practice;

  - give a true and fair view of the financial position of the company and group as at 31 December 2006 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 14 February 2007 and our unqualified opinion is expressed as at that date.

KPMG

Auckland

14 February 2007

CDL INVESTMENTS CAPITALISES ON CONTINIUED STRONG MARKET DEMAND FOR QUALITY RESIDENTIAL SECTIONS

Property development company CDL Investments New Zealand Limited (**NZX: CDI**) today reported its preliminary results for the year ended 31 December 2006.

Chairman Mr. Wong Hong Ren said that the company had achieved an operating profit after tax of $10.9 million on revenue of $31.6 million and had sold a total of 182 sections in 2006. The company's total assets had also increased to $76.2 million.

Acknowledging the healthy 19.1% increase in profit and 28.9% increase in revenue over the same period in 2005, Mr. Wong noted that the New Zealand property market had continued to be buoyant in 2006 despite predictions to the contrary.

"We are pleased that CDL Investments has been able to take advantage of these better than expected market conditions and deliver yet another set of strong results", Mr. Wong said.

The Company also announced that its Board had increased the ordinary dividend to 2.3 cents per share, a 15% increase from last year. The dividend would be fully imputed and payable to shareholders on 30 March 2006. The Company announced that the Dividend Reinvestment Plan would apply to this dividend and the record date for participation would be 16 March 2007.

Managing Director B K Chiu said that while it was too early in the year to make definitive comments about the prospects for this year, he believed that CDL Investments could continue to capitalize on positive market conditions into the first quarter of 2007.

"Trading conditions remain positive in the residential property markets generally and this has been reflected in the good start made to date. However, we are conscious of the increasing compliance and development costs such as local government levies. These have increased over the past eighteen months and are starting to impact on our business".

Mr. Chiu remained upbeat about CDL Investments' prospects for 2007.

"CDL Investments has an excellent and long-held reputation for producing high quality sections in key growth areas. Our focus in 2007 will therefore be on maintaining our profitability, market share and section quality in order to maximize our returns across the board", he said.

Summary of results:

• Operating profit after tax	$10.9 million (2005: $9.1 million)
• Operating profit before tax and minorities	$16.3 million (2005: $13.6 million)
• Total group revenue	$31.6 million (2005: $24.5 million)
• Shareholders' funds	$74.7 million (2005: $64.6 million)
• Total assets	$76.2 million (2005: $65.6 million)
• Net tangible asset value	34.1 cents per share (2005: 30.7 cents)

ENDS

Issued by CDL Investments New Zealand Limited

Enquiries to:
B K Chiu
Managing Director
(09) 913 8058

or

Takeshi Ito
Company Secretary
(09) 913 8005

Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Feb-2007 12:46:15
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2006

Footnotes

Pursuant to Rule 704(11) of the Listing Manual, we submit herewith Annexures I, II, III and IV being the list of persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company.

Attachments:

Annexures2007.pdf
Total size = **46K**
(2048K size limit recommended)

Close Window

Annexure I
(2007)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	66	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

Annexure II
(2007)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	53	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck.	CDL Managing Director of CDL with effect from 1 January 1995, with full responsibilities as a Chief Executive Director. CES An Executive Director since 1989, responsible for the management of CES.	N.A. N.A.

Annexure III
(2007)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal subsidiaries: Millennium & Copthorne Hotels New Zealand Limited ("MCNZ")
CDL Investments New Zealand Limited ("CDLINZL")
City e-Solutions Limited ("CES")
Kingsgate International Corporation Limited ("KIC")
SWAN Holdings Limited ("SWAN")
Millennium & Copthorne International Limited ("MCIL")
M&C REIT Management Limited ("M&CREIT")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	38	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	MCNZ/CDLINZL/KIC A non-executive Director of MCNZ, CDLINZL and KIC with effect from 14 January 1998. CES An Executive Director and Chief Executive Officer of CES with effect from 26 June 2000 and 1 November 2000 respectively. SWAN President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A. N.A. N.A.

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng (cont'd)	38	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	<u>MCIL</u> President (Asia Pacific), overseeing the hotel operations in Asia Pacific and the corporate office of MCIL in Singapore. <u>M&CREIT</u> A Director and Chief Executive Officer of M&CREIT with effect from 17 May 2006 and 19 July 2006 respectively. Responsible for the overall management and planning of the strategic direction of CDL Hospitality Real Estate Investment Trust, including overseeing the acquisition of hospitality and hospitality-related assets and asset and property management strategies for CDL Hospitality Real Estate Investment Trust.	Stepped down as President with effect from 18 July 2006. Appointed as Chief Executive Officer with effect from 19 July 2006.

Annexure IV
(2007)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	58	Brother-in-law of Mr Kwek Leng Peck.	Director of Procurement, overseeing the operations in central procurement office from February 2002.	N.A.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Feb-2007 12:36:42
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited

Description: We attach herewith the results announcement for the full year ended 31 December 2006 issued by Millennium & Copthorne Hotels New Zealand Limited, for your information.

Attachments:

- Summary.pdf
- Results.pdf
- ChairmanReview.pdf
- NewsRelease.pdf

Total size = **1623K**
(2048K size limit recommended)

Close Window

MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED

Results for announcement to the market

Reporting Period	12 months to 31 December 2006
Previous Reporting Period	12 months to 31 December 2005

	Amount (000s)	Percentage change
Revenue from ordinary activities	NZ$ 187,264	Up 22.6%
Profit (loss) from ordinary activities after tax attributable to security holders	NZ$ 26,907	Up 5.3%
Net profit (loss) attributable to security holders	NZ$ 26,907	Up 5.3%

Interim/Final Dividend	Amount per security	Imputed amount per security
Final Dividend	NZ$ 0.0250	Fully imputed

Record Date	23 March 2007
Dividend Payment Date	30 March 2007

Comments:	Please refer to the attached Chairman's Review.

Consolidated Income Statement

For the year ended 31 December 2006

DOLLARS IN THOUSANDS	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
Revenue		187,264	152,740	55,402	56,522
Cost of sales		(88,933)	(61,659)	(21,381)	(21,771)
Gross profit		**98,331**	**91,081**	**34,021**	**34,751**
Other operating income	2	-	13,873	-	132
Administration expenses	3	(33,152)	(34,380)	(12,793)	(13,666)
Other operating expenses	3	(24,150)	(22,489)	(9,714)	(9,087)
Operating profit before finance costs		**41,029**	**48,085**	**11,514**	**12,130**
Finance income	5	9,705	5,638	5,359	4,523
Finance costs	5	(3,412)	(2,965)	-	-
Net finance income		**6,293**	**2,673**	**5,359**	**4,523**
Profit before tax		**47,322**	**50,758**	**16,873**	**16,653**
Income tax expense	6	(9,400)	(14,598)	(4,785)	(4,616)
Profit for the period		**37,922**	**36,160**	**12,088**	**12,037**
Attributable to:					
Equity holders of the parent		26,907	25,560	12,088	12,037
Minority interest		11,015	10,600	-	-
Profit for the period		**37,922**	**36,160**	**12,088**	**12,037**
Basic earnings per share (cents)	9	7.70	7.31		
Diluted earnings per share (cents)	9	7.70	7.31		

Consolidated Statement of Recognised Income and Expense

DOLLARS IN THOUSANDS	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
Foreign exchange translation differences		4,950	(1,706)	-	-
Revaluation of property, plant and equipment		8,825	3,723	8,825	3,632
Net income recognised directly in equity		13,775	2,017	8,825	3,632
Transfer of realised profit from revaluation reserves		-	(1,980)	-	(1,980)
Profit for the period		37,922	36,160	12,088	12,037
Total recognised income and expense for the period	8	**51,697**	**36,197**	**20,913**	**13,689**
Attributable to:					
Equity holders of the parent		38,766	26,265	20,913	13,689
Minority interest		12,931	9,932	-	-
Total recognised income and expense for the period	8	51,697	36,197	20,913	13,689

The accompanying notes form part of, and should be read in conjunction with, these financial statements

KPMG

Consolidated Balance Sheet

As at 31 December 2006

DOLLARS IN THOUSANDS	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
SHAREHOLDERS' EQUITY					
Issued capital		430,330	430,330	430,330	430,330
Reserves		(74,833)	(105,978)	(150,413)	(163,991)
Treasury stock		(85)	(85)	(85)	(85)
Minority interests		127,257	116,161	-	-
Total equity	8	**482,669**	**440,428**	**279,832**	**266,254**
Represented by:					
NON CURRENT ASSETS					
Property, plant and equipment	10	245,104	232,106	122,944	113,184
Development properties	11	41,363	41,868	-	-
Intangible assets	12	4,815	5,246	4,839	4,940
Investments in subsidiaries		-	-	131,633	128,537
Total non-current assets		**291,282**	**279,220**	**259,416**	**246,661**
CURRENT ASSETS					
Cash and cash equivalents	13	174,755	132,958	21,138	20,152
Trade and other receivables	14	18,512	15,898	6,156	5,206
Inventories	15	1,892	2,203	514	551
Income tax receivable	16	-	-	580	448
Development properties	11	74,488	90,675	-	-
Related party debtors	25	-	-	4,628	4,265
Total current assets		269,647	241,734	33,016	30,622
Total assets		**560,929**	**520,954**	**292,432**	**277,283**
NON CURRENT LIABILITIES					
Interest-bearing loans and borrowings	18	44,299	-	-	-
Provisions	19	397	1,787	376	1,787
Provision for deferred taxation	20	12,874	13,302	7,322	4,749
Total non-current liabilities		57,570	15,089	7,698	6,536
CURRENT LIABILITIES					
Trade and other payables	21	17,510	17,205	4,607	4,175
Related parties	25	295	318	295	318
Provisions	19	1,328	1,077	-	-
Income tax payable	16	1,557	3,267	-	-
Interest-bearing loans and borrowings	18	-	43,570	-	-
Total current liabilities		20,690	65,437	4,902	4,493
Total liabilities		78,260	80,526	12,600	11,029
NET ASSETS		482,669	440,428	279,832	266,254

KPMG

For and on behalf of the Board

HR WONG, CHAIRMAN, 15 February 2007

BK CHIU, MANAGING DIRECTOR, 15 February 2007

The accompanying notes form part of, and should be read in conjunction with, these financial statements

Consolidated Statement of Cash Flows

For the year ended 31 December 2006

		Group		Parent	
DOLLARS IN THOUSANDS	Note	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash was provided from:					
Receipts from customers		185,967	153,412	54,470	57,667
Interest received		9,613	5,631	1,916	1,636
Dividends received		5	3	3,425	2,884
Cash was applied to:					
Payment to suppliers and employees		(141,537)	(122,253)	(40,221)	(40,729)
Interest paid		(3,429)	(3,172)	-	-
Income tax paid		(15,686)	(10,312)	(4,920)	(5,195)
Net Cash Inflow from Operating Activities		**34,933**	**23,309**	**14,670**	**16,263**
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash was provided from:					
Proceeds from sale of residential development properties		24,082	42,116	-	-
Proceeds from sale of investment properties	17	-	21,898	-	-
Sale of property, plant and equipment		54	12,451	8	12,451
Cash was applied to:					
Purchase of property, plant and equipment	10	(10,162)	(11,172)	(2,898)	(4,883)
Purchase of investments		-	-	(3,096)	(2,884)
Payment for development properties		(627)	(36,395)	-	-
Net advances to subsidiaries		-	-	(363)	(123)
Net Cash Inflow / (Outflow) From Investing Activities		**13,347**	**28,898**	**(6,349)**	**4,561**
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash was provided from:					
Proceeds from borrowings		729	2,245	-	-
Cash was applied to:					
Dividends paid to shareholders of Millennium & Copthorne Hotels New Zealand Ltd	8	(7,335)	(7,335)	(7,335)	(7,335)
Dividends paid to minority shareholders	8	(2,350)	(2,160)	-	-
Net Cash Outflow from Financing Activities		**(8,956)**	**(7,250)**	**(7,335)**	**(7,335)**
Net Increase in Cash and Cash Equivalents		**39,324**	**44,957**	**986**	**13,489**
Add opening cash and cash equivalents		132,958	89,363	20,152	6,663
Exchange rate adjustment		2,473	(1,362)	-	-
Closing Cash and Cash Equivalents	13	**174,755**	**132,958**	**21,138**	**20,152**

KPMG

The accompanying notes form part of, and should be read in conjunction with, these financial statements

Consolidated Statement of Cash Flow Continued

For the year ended 31 December 2006

DOLLARS IN THOUSANDS	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
RECONCILIATION OF NET PROFIT FOR THE YEAR TO CASHFLOWS FROM OPERATING ACTIVITIES					
Net profit after taxation		37,922	36,160	12,088	12,037
Adjusted for non cash items:					
Amortisation of intangibles	12	431	536	101	101
Profit on sale of investment properties		-	(13,741)	-	-
Loss/(profit) on sale of property, plant and equipment		1,224	(132)	958	(132)
Depreciation	10	7,289	8,069	3,573	4,071
Income tax expense		9,400	14,598	4,785	4,616
		56,266	45,490	21,505	20,693
Adjustments for movements in working capital:					
(Increase)/decrease in trade & other receivables		(2,608)	668	(950)	1,142
(Increase)/decrease in inventories		311	(684)	37	56
(Increase) in development properties		(2,487)	(9,460)	-	-
Increase/(decrease) in trade & other payables		2,578	1,515	(979)	(430)
(Decrease) in related parties		(29)	(736)	(23)	(3)
Cash generated from operations		54,031	36,793	19,590	21,458
Interest paid		(3,412)	(3,172)	-	-
Income tax paid		(15,686)	(10,312)	(4,920)	(5,195)
Cash Inflows from Operating Activities		34,933	23,309	14,670	16,263

KPMG

The accompanying notes form part of, and should be read in conjunction with, these financial statements

Significant accounting policies

Millennium & Copthorne Hotels New Zealand Limited (formerly CDL Hotels New Zealand Limited) is a company domiciled in New Zealand registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. Millennium & Copthorne Hotels New Zealand Limited (the "Company") is an issuer in terms of the Financial Reporting Act 1993. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated financial statements were authorised for issuance on 15 February 2007.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP). They comply with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs) as appropriate for profit-oriented entities. Compliance with NZ IFRSs ensures that the consolidated financial statements also comply with International Financial Reporting Standards (IFRSs).

(b) Basis of preparation

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investment property and hotel land and buildings.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with NZ IFRSs requires management to make judgments, estimates and assumptions that affect the application of the Group's policies and reported amounts of assets and liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

The accounting policies have been applied consistently throughout the Group for purposes of these consolidated financial statements.

KPMG

Significant accounting policies – continued

(c) Basis of consolidation

Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to New Zealand dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly as a separate component of equity.

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the exchange reserve. They are released into the income statement upon disposal.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify

KPMG

Significant accounting policies – continued

(e) Derivative financial instruments - continued
for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(f) Hedging

Hedge of monetary assets and liabilities
When a derivative financial instrument is used as an economic hedge of the interest rate exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

(g) Property, plant and equipment

Initial recording
Items of property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses, except where certain assets have been revalued. The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Subsequent measurement
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Revaluation
Land and buildings are shown at fair value, based on a triennial cycle, and valuations by independent registered valuers less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Any decreases in value that offset a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Building core	50 years or lease term if shorter
Building surfaces and finishes	30 years or lease term if shorter
Plant and machinery	15 - 20 years
Furniture and equipment	10 years
Soft furnishings	5 - 7 years
Computer equipment	5 years
Motor vehicles	4 years

KPMG

Significant accounting policies – continued

(g) Property, plant and equipment - continued

No residual values are ascribed to building surfaces and finishes. Residual values ascribed to building core depend on the nature, location and tenure of each property. Residual values are reassessed annually.

Capital expenditure on major projects is recorded separately within property, plant and equipment as capital work in progress. Once the project is complete the balance is transferred to the appropriate property, plant and equipment categories. Capital work in progress is not depreciated.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

Operating supplies are treated as base stock and renewals and replacements of such stocks are written off to the income statement as incurred.

(h) Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. An external, independent valuer, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued, values the portfolio annually. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

Any gain or loss arising from a change in fair value is recognised in the income statement. Rental income from investment property is accounted for as described in accounting policy (u).

When an item of property, plant and equipment is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the item immediately prior to transfer and its fair value is recognised directly in equity if it is a gain. Upon disposal of the item the gain is transferred to retained earnings. Any loss arising in this manner is recognised immediately in the income statement.

A property interest under an operating lease is classified and accounted for as an investment property on a property-by-property basis when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in accounting policy (v).

(i) Investments in subsidiaries

Investments in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

(j) Development properties

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active

Significant accounting policies – continued

(j) Development properties - continued
development is taking place. Revenue and profit are not recognised on development properties until the transfer of legal title, which reflects the transfer of the risks and rewards of ownership.

(k) Intangible assets

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy (o)).

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (o)).

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of other intangible assets.

The estimated useful lives utilised are as follows:

Management Contracts	12 years
Leasehold Interests	10 – 27 years

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(m) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses (see accounting policy (o)).

KPMG

Significant accounting policies – continued

(n) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(o) Impairment

The carrying amounts of the Group's assets other than investment property (see accounting policy (h)), inventories (see accounting policy (n)) and deferred tax assets (see accounting policy (w)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (groups of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(i) **Calculation of recoverable amount**

The recoverable amount of the Group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) **Reversals of impairment**

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.
In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

KPMG

Significant accounting policies – continued

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(q) Employee Long-term service benefits

The Group's net obligation in respect of long-term service benefits, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using their present remuneration and an assessment of likelihood the liability will arise.

(r) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(s) Trade and other payables

Trade and other payables are stated at cost.

(t) Share capital

Repurchase of share capital
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributed costs, is recognised as a change in equity. Repurchased shares are classified as treasury stock and presented as a deduction from total equity.

Dividends
Dividends on redeemable preference shares are recognised as a liability and expressed on an accrual basis. Other dividends are recognised as a liability in the period in which they are declared.

(u) Revenue

Revenue represents amounts derived from:

- The ownership, management and operation of hotels: recognised on an accruals basis to match the provision of the related goods and services.
- Income from property rental: recognised on an accruals basis, straight line over the lease period. Lease incentives granted are recognised as an integral part of the total rental income.
- Income from land and property sales: recognised on the transfer of the related significant risk and rewards of ownership.

KPMG

Significant accounting policies – *continued*

(v) Expenses

Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance expenses and income
Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established which in the case of quoted securities is the ex-dividend date.

Interest attributable to funds used to finance the acquisition, development or construction of new hotels, major extensions to existing hotels or development properties is capitalised gross of tax relief and added to the cost of the hotel core buildings or development property.

(w) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and deferred tax liabilities are offset only if the Group has a legally enforceable right to set off current assets against current liabilities; the Group intends to settle net; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

KPMG

Significant accounting policies – continued

(w) Income tax -continued

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(x) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

KPMG

Index

KPMG

1. Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical segments
The Group consisted of the following main geographical segments:

- New Zealand.
- Australia.

Business segments
The Group consisted of the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels.
- Property operations, comprising the development and sale of land and development properties and investment property rental income.

The Parent owns and operates hotels in New Zealand and therefore segment reporting is not applicable.

Geographical segments

	New Zealand		Australia		Consolidated	
Dollars In Thousands	2006	2005	2006	2005	2006	2005
Segment Revenue	159,911	151,781	37,058	20,470	196,969	172,251
Segment profit before tax	36,609	33,703	10,713	17,055	47,322	50,758
Income tax expense					(9,400)	(14,598)
Profit for the period					37,922	36,160
Segment assets	365,521	337,717	195,408	183,237	560,929	520,954
Tax assets	-	-	-	-	-	-
Total assets	365,521	337,717	195,408	183,237	560,929	520,954
Segment liabilities	(62,502)	(61,964)	(1,327)	(1,993)	(63,829)	(63,957)
Tax liabilities	(11,408)	(8,933)	(3,023)	(7,636)	(14,431)	(16,569)
Total liabilities	(73,910)	(70,897)	(4,350)	(9,629)	(78,260)	(80,526)
Cash flows from operating activities	29,834	19,202	5,099	4,107	34,933	23,309
Cash flows from investing activities	(10,447)	1,329	23,794	27,569	13,347	28,898
Cash flows from financing activities	(8,956)	(7,250)	-	-	(8,956)	(7,250)
Capital expenditure	10,060	11,122	729	36,445	10,789	47,567

KPMG

1. Segment reporting (continued)
Business segments

Dollars In Thousands	Hotel 2006	Hotel 2005	Property 2006	Property 2005	Consolidated 2006	Consolidated 2005
Segment revenue	128,261	127,238	68,708	45,013	196,969	172,251
Segment profit before tax	20,323	19,806	26,999	30,952	47,322	50,758
Income tax expense					(9,400)	(14,598)
Profit for the period					37,922	36,160
Segment assets	287,439	270,801	273,490	250,153	560,929	520,954
Tax assets	-	-	-	-	-	-
Total assets	287,439	270,801	273,490	250,153	560,929	520,954
Segment liabilities	(60,184)	(60,472)	(3,645)	(3,485)	(63,829)	(63,957)
Tax liabilities	(11,037)	(8,630)	(3,394)	(7,939)	(14,431)	(16,569)
Total liabilities	(71,221)	(69,102)	(7,039)	(11,424)	(78,260)	(80,526)
Cash flows from operating activities	21,020	19,605	13,913	3,704	34,933	23,309
Cash flows from investing activities	(10,444)	1,331	23,791	27,567	13,347	28,898
Cash flows from financing activities	(7,651)	(5,968)	(1,305)	(1,282)	(8,956)	(7,250)
Capital expenditure	10,057	11,121	732	36,446	10,789	47,567

KPMG

2. Other operating income

Dollars In Thousands	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
Profit on sale of investment properties	17	-	13,741	-	-
Net gain on disposal of property, plant and equipment		-	132	-	132
		-	13,873	-	132

3. Administration and other operating expenses

Dollars In Thousands	Note	Group 2006	Group 2005	Parent 2006	Parent 2005
Depreciation	10	7,289	8,069	3,573	4,071
Auditors remuneration					
Audit fees		333	403	75	110
Audit fees - IFRS conversion		-	208	-	88
Tax compliance and advisory		214	176	78	45
Directors fees		173	209	63	150
Lease and rental expenses	23	12,000	11,559	4,835	5,069
Provision for bad debts					
Debts written off		314	110	104	22
Movement in doubtful debt provision		(158)	50	(26)	47
Amortisation of other intangibles	12	431	536	101	101
Net loss on disposal of property, plant and equipment		1,224	-	958	-
Other		35,482	35,549	12,746	13,050
		57,302	56,869	22,507	22,753

4. Personnel expenses

Dollars In Thousands	Group 2006	Group 2005	Parent 2006	Parent 2005
Wages and salaries	41,501	41,377	14,208	14,595
Employee related expenses and benefits	7,386	7,320	2,910	2,903
Contributions to defined contribution plans	45	30	-	-
Increase/(decrease) in liability for long-service leave	98	194	(3)	(7)
	49,030	48,921	17,115	17,491

KPMG

5. Net finance income/(costs)

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Interest income	9,676	5,631	1,916	1,636
Dividend income	5	3	3,425	2,884
Net foreign exchange gain	24	4	18	3
Finance income	9,705	5,638	5,359	4,523
Interest expense	(3,412)	(2,965)	-	-
Finance costs	(3,412)	(2,965)	-	-
Net finance income	6,293	2,673	5,359	4,523

6. Income tax expense
Recognised in the income statement

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Current tax expense				
Current year	12,079	14,350	4,461	4,516
Adjustments for prior years	325	(94)	327	77
	12,404	14,256	4,788	4,593
Deferred tax expense				
Origination and reversal of temporary difference	(2,887)	1,483	(3)	(63)
Benefit of tax losses recognised	-	(751)	-	86
Adjustments for prior years	(117)	(390)	-	-
	(3,004)	342	(3)	23
Total income tax expense in income statement	9,400	14,598	4,785	4,616

Reconciliation of effective tax rate

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Profit before tax	47,322	50,758	16,873	16,653
Income tax using the company tax rate of 33%	15,616	16,749	5,568	5,496
Adjusted for:				
Effect of tax rate in foreign jurisdiction (rate decreased)	(284)	(512)	-	-
Non-deductible expenses	56	1,366	-	880
Imputation credits	(840)	(632)	(993)	(775)
Tax exempt revenues	(285)	(1,138)	(117)	(1,062)
Effect of tax losses utilised	-	(751)	-	-
Under / (over) provided in prior years	208	(484)	327	77
Normalised income tax expense	14,471	14,598	4,785	4,616
Change in tax base	(5,071)	-	-	-
	9,400	14,598	4,785	4,616

The change in tax base arose as a consequence of the redevelopment of the Millennium Tower, Sydney, into a residential apartment complex, and the consequent impact to the tax cost base of the Tower under Australian tax jurisdiction. The tax cost base was quantified and the change recognised in the later half of the year.

KPMG

6. **Income tax expense** -continued

Deferred tax recognised directly in equity

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Relating to revaluation of property, plant and equipment	2,576	381	2,576	(415)
Relating to property held for sale	-	(379)	-	(379)
Relating to development properties	-	(39)	-	-
Relating to provisions	-	4	-	-
	2,576	(33)	2,576	(794)

7. **Imputation credits**

	Parent	
Dollars In Thousands	2006	2005
Balance at beginning of year	6,109	3,751
Imputation credits attached to dividends received	993	775
Taxation paid	3,825	4,150
Taxation transferred	83	(17)
Imputation credits attached to dividends paid	(2,507)	(2,550)
	8,503	6,109
The imputation credits are available to shareholders of the parent company as follows:		
Through the parent company	8,503	6,109
Through subsidiaries	15,245	11,601
	23,748	17,710

KPMG

8. **Capital and reserves**
Reconciliation of movement in capital and reserves

Group

Attributable to equity holders of the Group

Dollars In Thousands	Share Capital	Revaluation Reserve	Exchange Reserve	Accumulated Losses	Treasury Stock	Total	Minority Interest	Total Equity
Balance at 1 January 2005	430,330	57,272	(4,001)	(177,995)	(85)	305,521	107,869	413,390
Movement in exchange translation reserve	-	-	(1,038)	-	-	(1,038)	(668)	(1,706)
Revaluation of property, plant & equipment	-	3,723	-	-	-	3,723	-	3,723
Income & expense recognised directly in equity	-	3,723	(1,038)	-	-	2,685	(668)	2,017
Transfer of realised profit	-	(1,980)	-	-	-	(1,980)	-	(1,980)
Net profit for the year	-	-	-	25,560	-	25,560	10,600	36,160
Total recognised income & expenses	-	1,743	(1,038)	25,560	-	26,265	9,932	36,197
Dividends paid to:								
Equity holders of the parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority interests	-	-	-	-	-	-	(2,160)	(2,160)
Movement in minority interest	-	-	-	(184)	-	(184)	520	336
Balance at 31 December 2005	430,330	59,015	(5,039)	(159,954)	(85)	324,267	116,161	440,428

8. **Capital and reserves - continued**
Reconciliation of movement in capital and reserves

Group

Attributable to equity holders of the Group

Dollars In Thousands	Share Capital	Revaluation Reserve	Exchange Reserve	Accumulated Losses	Treasury Stock	Total	Minority Interest	Total Equity
Balance at 1 January 2006	430,330	59,015	(5,039)	(159,954)	(85)	324,267	116,161	440,428
Movement in exchange translation reserve	-	-	3,034	-	-	3,034	1,916	4,950
Revaluation of property, plant & equipment	-	8,825	-	-	-	8,825	-	8,825
Income & expense recognised directly in equity	-	8,825	3,034	-	-	11,859	1,916	13,775
Net profit for the year	-	-	-	26,907	-	26,907	11,015	37,922
Total recognised income & expenses	-	8,825	3,034	26,907	-	38,766	12,931	51,697
Dividends paid to:								
Equity holders of the parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority interests	-	-	-	-	-	-	(2,350)	(2,350)
Movement in minority interest	-	-	-	(286)	-	(286)	515	229
Balance at 31 December 2006	430,330	67,840	(2,005)	(140,668)	(85)	355,412	127,257	482,669

KPMG

8. Capital and reserves - continued
Reconciliation of movement in capital and reserves

Parent **Attributable to equity holders of the Parent**

Dollars In Thousands	Share Capital	Revaluation Reserve	Accumulated Losses	Treasury Stock	Total Equity
Balance at 1 January 2005	430,330	33,523	(203,868)	(85)	259,900
Revaluation of property, plant and equipment	-	3,632	-	-	3,632
Income & expense recognised directly in equity	-	3,632	-	-	3,632
Transfer of realised profit	-	(1,980)	-	-	(1,980)
Net profit for the year	-	-	12,037	-	12,037
Total recognised income & expenses	-	1,652	12,037	-	13,689
Dividends to shareholders	-	-	(7,335)	-	(7,335)
Balance at 31 December 2005	430,330	35,175	(199,166)	(85)	266,254
Balance at 1 January 2006	430,330	35,175	(199,166)	(85)	266,254
Revaluation of property, plant and equipment	-	8,825	-	-	8,825
Income & expense recognised directly in equity	-	8,825	-	-	8,825
Net profit for the year	-	-	12,088	-	12,088
Total recognised income & expenses	-	8,825	12,088	-	20,913
Dividends to shareholders	-	-	(7,335)	-	(7,335)
Balance at 31 December 2006	430,330	44,000	(194,413)	(85)	279,832

Share capital and share premium

Share capital	Group and parent			
	2006 Shares	2006 $000's	2005 Shares	2005 $000's
Shares issued 1 January	349,598,066	430,330	349,598,066	430,330
Total shares issued at 31 December - fully paid	349,598,066	430,330	349,598,066	430,330
Shares repurchased and held as treasury stock	(329,627)	(85)	(329,627)	(85)
Total shares issued and outstanding	349,268,439	430,245	349,268,439	430,245

All shares carry equal rights and rank pari passu with regard to residual assets of the Company.

KPMG

At 31 December 2006, the authorised share capital consisted of 349,598,066 ordinary shares (2005: 349,598,066 ordinary shares).

Revaluation reserve
The revaluation reserve relates to property, plant and equipment. Where property, plant and equipment is reclassified as investment property, the cumulative increase in the fair value of the property at the date of reclassification in excess of any previous impairment losses is included in the revaluation reserve.

Exchange reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

8. **Capital and reserves - continued**

Dividends
The following dividends were declared and paid during the year ended 31 December:

Dollars In Thousands	Parent	
	2006	2005
Ordinary Dividend - 2.1 cents per qualifying ordinary share (2005: 2.1 cents)	7,335	7,335
Tax relating to non resident shareholders	1,105	1,062
	8,440	8,397

After 31 December 2006 the following dividends were declared by the directors. The dividends have not been provided for and there are no income tax consequences.

Dollars In Thousands	Parent
Ordinary Dividend - 2.5 cents per qualifying ordinary share	8,372

9. **Earnings per share**

Basic earnings per share
The calculation of basic earnings per share at 31 December 2006 was based on the profit attributable to ordinary shareholders of $26,907,000 (2005: $25,560,000) and weighted average number of ordinary shares outstanding during the year ended 31 December 2006 of 349,268,439 (2005: 349,268,439), calculated as follows:

Profit attributable to ordinary shareholders

Dollars In Thousands	Group	
	2006	2005
Profit for the period	26,907	25,560
Profit attributable to ordinary shareholders	26,907	25,560

Weighted average number of ordinary shares

	Group	
	2006	2005
Issued ordinary shares at 1 January	349,598,066	349,598,066
Effect of own shares held	(329,627)	(329,627)
Weighted average number of ordinary shares at 31 December	349,268,439	349,268,439

Diluted earnings per share
The calculation of diluted earnings per share is the same as basic earnings per share.

KPMG

Earnings per share for continuing and discontinued operations
There were no discontinued operations during the year.

10. Property, plant and equipment

Group

Dollars In Thousands	Freehold Land	Freehold Buildings	Leasehold Land & Buildings	Plant, Equipment Fixtures and Fittings	Motor Vehicles	Work In Progress	Total
Cost							
Balance at 1 January 2005	56,974	106,360	14,574	111,411	150	2,147	291,616
Acquisitions	-	5,196	892	6,276	20	(1,212)	11,172
Disposals	-	-	-	(4,157)	-	(28)	(4,185)
Transfer from accumulated depreciation	-	(60)	(25)	-	-	-	(85)
Movement in foreign exchange	-	-	-	(5)	-	-	(5)
Revaluation surplus/(deficit)	4,095	(1,257)	815	-	-	-	3,653
Balance at 31 December 2005	61,069	110,239	16,256	113,525	170	907	302,166
Balance at 1 January 2006	61,069	110,239	16,256	113,525	170	907	302,166
Acquisitions	-	3,063	1,242	3,470	24	2,363	10,162
Disposals	-	(500)	500	(6,239)	(54)	-	(6,293)
Transfer from accumulated depreciation	-	-	-	55	-	-	55
Movements in foreign exchange	-	-	-	8	3	-	11
Revaluation surplus	3,594	7,807	-	-	-	-	11,401
Balance at 31 December 2006	64,663	120,609	17,998	110,819	143	3,270	317,502
Depreciation and impairment losses							
Balance at 1 January 2005	-	(671)	(730)	(63,548)	(101)	-	(65,050)
Depreciation charge for the year	-	(804)	(151)	(7,112)	(2)	-	(8,069)
Disposals	-	-	-	2,971	-	-	2,971
Movement in foreign exchange	-	-	1	2	-	-	3
Transfer accumulated depreciation against cost following revaluation	-	60	25	-	-	-	85
Balance at 31 December 2005	-	(1,415)	(855)	(67,687)	(103)	-	(70,060)
Balance at 1 January 2006	-	(1,415)	(855)	(67,687)	(103)	-	(70,060)
Depreciation charge for the year	-	(666)	(172)	(6,433)	(18)	-	(7,289)
Disposals	-	-	-	4,966	49	-	5,015
Movements in foreign exchange	-	-	-	(8)	(1)	-	(9)
Transfer accumulated depreciation against cost following revaluation	-	-	-	(55)	-	-	(55)
Balance at 31 December 2006	-	(2,081)	(1,027)	(69,217)	(73)	-	(72,398)
Carrying amounts							
At 1 January 2005	56,974	105,689	13,844	47,863	49	2,147	226,566
At 31 December 2005	61,069	108,824	15,401	45,838	67	907	232,106
At 1 January 2006	61,069	108,824	15,401	45,838	67	907	232,106
At 31 December 2006	64,663	118,528	16,971	41,602	70	3,270	245,104

KPMG

10. Property, plant and equipment – continued

Parent

Dollars In Thousands	Freehold Land	Freehold Buildings	Plant, Equipment Fixtures and Fittings	Motor Vehicles	Work In Progress	Total
Cost						
Balance at 1 January 2005	29,764	54,648	54,541	70	794	139,817
Acquisitions	-	2,966	2,202	10	(295)	4,883
Disposals	-	-	(4,242)	-	-	(4,242)
Transfer from accumulated depreciation	-	(60)	-	-	-	(60)
Revaluation surplus/(deficit)	4,095	(1,257)	-	-	-	2,838
Balance at 31 December 2005	**33,859**	**56,297**	**52,501**	**80**	**499**	**143,236**
Balance at 1 January 2006	33,859	56,297	52,501	80	499	143,236
Acquisitions	-	1,842	1,129	-	(73)	2,898
Disposals	-	-	(1,566)	(26)	-	(1,592)
Revaluation surplus	3,594	7,807	-	-	-	11,401
Balance at 31 December 2006	**37,453**	**65,946**	**52,064**	**54**	**426**	**155,943**
Depreciation and impairment losses						
Balance at 1 January 2005	-	(781)	(28,253)	(70)	-	(29,104)
Depreciation charge for the year	-	(666)	(3,404)	(1)	-	(4,071)
Disposals	-	-	3,063	-	-	3,063
Transfer accumulated depreciation against cost following revaluation	-	60	-	-	-	60
Balance at 31 December 2005	-	**(1,387)**	**(28,594)**	**(71)**	-	**(30,052)**
Balance at 1 January 2006	-	(1,387)	(28,594)	(71)	-	(30,052)
Depreciation charge for the year	-	(431)	(3,140)	(2)	-	(3,573)
Disposals	-	-	600	26	-	626
Balance at 31 December 2006	-	(1,818)	(31,134)	(47)	-	(32,999)
Carrying amounts						
At 1 January 2005	29,764	53,867	26,288	-	794	110,713
At 31 December 2005	33,859	54,910	23,907	9	499	113,184
At 1 January 2006	33,859	54,910	23,907	9	499	113,184
At 31 December 2006	37,453	64,128	20,930	7	426	122,944

The Directors consider the value of the hotel assets with a net book value of $245 million (2005: $232 million) to be within the range of $276 to $306 million (2005: $260 to $290 million). This is substantiated by valuations completed by DTZ New Zealand Limited, registered valuers, in December 2004, 2005 and 2006 in respect of hotel assets in Millennium & Copthorne Hotels New Zealand Limited of $168 million (2005: $155 million) and in December 2004, 2005 and 2006 in respect of hotel assets in Quantum Limited of $138 million (2005: $121 million). The Directors are of the opinion that this basis provides a reasonable estimate of the recoverable amount of the assets.

During 2006 three (2005: four) of the Group's hotels were subject to an external professional valuation by DTZ New Zealand Limited, registered valuers, on an open market existing use basis. Based on these valuations and in accordance with the Group accounting policies the respective properties' land and buildings were revalued to their fair value. A total of $11,401,000 (2005: $3,653,000) has been added to the carrying values of land and buildings.

KPMG

11. Development property

Dollars In Thousands	Group 2006	Group 2005	Parent 2006	Parent 2005
Development land	59,310	56,823	-	-
Residential development	56,541	75,720	-	-
	115,851	132,543	-	-
Less expected to settle within one year	(74,488)	(90,675)	-	-
	41,363	41,868	-	-

Development land is carried at the lower of cost and net realisable value. No interest (2005: $ nil) has been capitalised during the year. The value of development land held at 31 December 2006 was determined by independent registered valuers, DM Koomen SPINZ, of DTZ New Zealand Limited as $157.0 million (2005: $131.2 million).

Residential development at balance date consists of the residential development known as Zenith Residences. Interest of $ nil (2005: $ nil) has been capitalised to residential development properties during the year. The value of Zenith Residences development held at 31 December 2006 was determined by D Sukkar of LandMark White (NSW) Pty Ltd, registered valuers as $74.6 million (A$66.8 million). (2005: The value of Zenith Residences development held at 31 December 2005 was determined by D Sukkar of LandMark White (NSW) Pty Ltd, registered valuers as $77.7 million (A$72.0 million)).

12. Intangible assets

Dollars In Thousands	Group Goodwill	Group Leasehold Interests	Group Management Contracts	Group Total
Cost				
Balance at 1 January 2005	6,507	25,365	1,372	33,244
Additions	23	-	1	24
Balance at 31 December 2005	6,530	25,365	1,373	33,268
Balance at 1 January 2006	6,530	25,365	1,373	33,268
Additions	-	-	-	-
Balance at 31 December 2006	6,530	25,365	1,373	33,268
Amortisation and impairment losses				
Balance at 1 January 2005	(2,777)	(23,400)	(1,309)	(27,486)
Amortisation for the year	-	(472)	(64)	(536)
Balance at 31 December 2005	(2,777)	(23,872)	(1,373)	(28,022)
Balance at 1 January 2006	(2,777)	(23,872)	(1,373)	(28,022)
Amortisation for the year	-	(431)	-	(431)
Balance at 31 December 2006	(2,777)	(24,303)	(1,373)	(28,453)
Carrying amounts				
At 1 January 2005	3,730	1,965	63	5,758
At 31 December 2005	3,753	1,493	-	5,246
At 1 January 2006	3,753	1,493	-	5,246
At 31 December 2006	3,753	1,062	-	4,815

KPMG

12. Intangible assets - continued

Dollars In Thousands	Parent		
	Goodwill	Leasehold Interests	Total
Cost			
Balance at 1 January 2005	6,499	2,710	9,209
Additions	23	-	23
Balance at 31 December 2005	6,522	2,710	9,232
Balance at 1 January 2006	6,522	2,710	9,232
Additions	-	-	-
Balance at 31 December 2006	6,522	2,710	9,232
Amortisation and impairment losses			
Balance at 1 January 2005	(2,777)	(1,414)	(4,191)
Amortisation for the year	-	(101)	(101)
Balance at 31 December 2005	(2,777)	(1,515)	(4,292)
Balance at 1 January 2006	(2,777)	(1,515)	(4,292)
Amortisation for the year	-	(101)	(101)
Balance at 31 December 2006	(2,777)	(1,616)	(4,393)
Carrying amounts			
At 1 January 2005	3,722	1,296	5,018
At 31 December 2005	3,745	1,195	4,940
At 1 January 2006	3,745	1,195	4,940
At 31 December 2006	3,745	1,094	4,839

Amortisation and impairment charge

The amortisation and impairment charge is recognised in other operating expenses in the income statement:

Dollars In Thousands	Group		Parent	
	2006	2005	2006	2005
Other operating expenses	431	536	101	101
	431	536	101	101

Impairment

KPMG

There was no impairment of goodwill and intangible assets during the year. Goodwill and intangible assets are reviewed for impairment each year. Goodwill is assessed for impairment by testing for impairment the value in use of the group of hotels to which the goodwill is allocated.

Based on this review the Directors are satisfied that there was no impairment of goodwill and intangible assets in the current year.

13. Cash and cash equivalents

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Time deposits	170,187	120,504	19,500	-
Call deposits	-	8,110	-	18,000
Cash and cash equivalents	6,360	6,380	1,638	2,152
Bank overdrafts	(1,792)	(2,036)	-	-
Cash and cash equivalents in the statement of cash flows	174,755	132,958	21,138	20,152

14. Trade and other receivables

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Trade receivables	14,137	12,779	4,726	3,852
Related parties	6	-	986	989
Other trade receivables and pre-payments	4,369	3,119	444	365
	18,512	15,898	6,156	5,206

15. Inventories

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Raw materials and consumables	882	893	362	385
Finished goods	1,010	1,310	152	166
	1,892	2,203	514	551

16. Current tax assets and liabilities

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Income tax receivable	-	-	580	448
Income tax payable	(1,557)	(3,267)	-	-

The current tax asset /(liability) represents the amount of income taxes receivable (payable) in respect of current and prior periods.

17. Investment property

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Balance at 1 January	-	19,628	-	-
Transfer from development property	-	1,503	-	-
Disposal	-	(20,989)	-	-
Effect of movements in foreign exchange	-	(142)	-	-
Balance at 31 December	-	-	-	-

KPMG

17. Investment property - continued

The investment property, consisting of a shopping centre at Kings Cross, Sydney, Australia, was sold with settlement occurring on 21 December 2005.

18. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 22.

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Secured bank loans	44,299	43,570	-	-
Less current portion of secured bank loans	-	(43,570)	-	-
Non-current liabilities	44,299	-	-	-
Current liabilities	-	43,570	-	-

Terms and debt repayment schedule

The bank loans are secured over land and buildings with a carrying amount of $112,186,000 (2005: $109,439,000). The bank loans have no fixed term of repayment and the bank facility matures on 31 October 2011.

19. Provisions

	Group			Parent
Dollars In Thousands	Lease FF&E	Site Restoration	Total	FF&E / Total
Balance at 1 January 2005	3,489	1,042	4,531	1,489
Provisions made during the year	311	35	346	311
Provisions used during the year	(1,476)	-	(1,476)	(13)
Provisions reversed during the year	(537)	-	(537)	-
Balance at 31 December 2005	1,787	1,077	2,864	1,787
Non-current	1,787	-	1,787	1,787
Current	-	1,077	1,077	-

Balance at 1 January 2006	1,787	1,077	2,864	1,787
Provisions made during the year	303	283	586	303
Provisions used during the year	(1,714)	(11)	(1,725)	(1,714)
Balance at 31 December 2006	376	1,349	1,725	376
Non-current	376	21	397	376
Current	-	1,328	1,328	-

KPMG

20. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Group					
	Assets		Liabilities		Net	
Dollars In Thousands	2006	2005	2006	2005	2006	2005
Property, plant and equipment	-	-	15,131	12,305	15,131	12,305
Development properties	(907)	-	-	4,239	(907)	4,239
Investment properties	-	(256)	-	-	-	(256)
Provisions	(410)	(165)	-	(133)	(410)	(298)
Employee benefits	(914)	(855)	-	-	(914)	(855)
Trade and other payables	(26)	(1,833)	-	-	(26)	(1,833)
Net tax (assets) / liabilities	(2,257)	(3,109)	15,131	16,411	12,874	13,302

	Parent					
	Assets		Liabilities		Net	
Dollars In Thousands	2006	2005	2006	2005	2006	2005
Property, plant and equipment	-	-	8,408	5,787	8,408	5,787
Provisions	(28)	(38)	-	-	(28)	(38)
Employee benefits	(3)	-	-	-	(3)	-
Trade and other payables	(1,055)	(1,000)	-	-	(1,055)	(1,000)
Net tax (assets) / liabilities	(1,086)	(1,038)	8,408	5,787	7,322	4,749

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Investments in subsidiaries	-	-	131,633	128,537

KIN Holdings Group, a group within the Millennium & Copthorne Hotels New Zealand Group, has A$ nil Australian taxation losses (2005: A$ nil) available for utilisation against future Australian taxable profits. The KIN Group has A$4.7 million (2005: A$1.2million) franking credits available as at 31 December 2006.

KPMG

20. Deferred tax assets and liabilities - continued

Movement in temporary differences during the year

	Group			
Dollars In Thousands	Balance 1 Jan 05	Recognised in income	Recognised in equity	Balance 31 Dec 05
Property, plant and equipment	11,531	393	381	12,305
Property held for sale	379	-	(379)	-
Development properties	4,405	(127)	(39)	4,239
Investment properties	(276)	20	-	(256)
Provisions	(220)	(82)	4	(298)
Employee benefits	(798)	(57)	-	(855)
Trade and other payables	(1,958)	125	-	(1,833)
	13,063	272	(33)	13,302

	Group			
Dollars In Thousands	Balance 1 Jan 06	Recognised in income	Recognised in equity	Balance 31 Dec 06
Property, plant and equipment	12,305	250	2,576	15,131
Development properties	4,239	(5,146)	-	(907)
Investment properties	(256)	256	-	-
Provisions	(298)	(112)	-	(410)
Employee benefits	(855)	(59)	-	(914)
Trade and other payables	(1,833)	1,807	-	(26)
	13,302	(3,004)	2,576	12,874

Movement in temporary differences during the year

	Parent			
Dollars In Thousands	Balance 1 Jan 05	Recognised in income	Recognised in equity	Balance 31 Dec 05
Property, plant and equipment	6,085	117	(415)	5,787
Property held for sale	379	-	(379)	-
Provisions	(18)	(20)	-	(38)
Trade and other payables	(926)	(74)	-	(1,000)
	5,520	23	(794)	4,749

	Parent			
Dollars In Thousands	Balance 1 Jan 06	Recognised in income	Recognised in equity	Balance 31 Dec 06
Property, plant and equipment	5,787	45	2,576	8,408
Provisions	(38)	10	-	(28)
Employee benefits	-	(3)	-	(3)
Trade and other payables	(1,000)	(55)	-	(1,055)
	4,749	(3)	2,576	7,322

21. Trade and other payables

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Trade payables	3,703	2,948	578	724
Employee entitlements	2,748	2,484	11	14
Non-trade payables and accrued expenses	11,059	11,773	4,018	3,437
	17,510	17,205	4,607	4,175

KPMG

22. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

Effective interest and repricing analysis

In respect of income – earning financial assets and interest bearing financial liabilities the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

Group		2006			2005		
Dollars In Thousands	Note	Effective interest rate	Total	6 months or less	Effective interest rate	Total	6 months or less
Cash & cash equivalents *	13	3.90% to 7.67%	174,203	174,203	5.38% to 7.65%	133,477	133,477
Secured bank facility *	18	7.65% to 8.16%	(44,299)	(44,299)	7.65% to 8.15%	(43,570)	(43,570)
Bank overdrafts *	13	7.96%	(1,792)	(1,792)	8.02%	(2,036)	(2,036)

Parent		2006			2005		
Dollars In Thousands	Note	Effective interest rate	Total	6 months or less	Effective interest rate	Total	6 months or less
Cash & cash equivalents *	13	7.25% to 7.64%	21,099	21,099	7.25% to 7.65%	20,199	20,199

* These assets / (liabilities) bear interest at a fixed rate.

KPMG

22. **Financial instruments (continued)**

Foreign currency risk

The Company owns 61.30% of KIN Holdings Limited. Substantially all the operations of this subsidiary are denominated in a foreign currency. Exchange gains and losses resulting from translation of the net investment in foreign subsidiaries are carried forward in the Exchange Translation Reserve.

At balance date, the Group has net assets totalling $207.2 million (2005: $184.3 million) that are not hedged. The Group does not have any other foreign currency monetary assets or monetary liabilities that are not hedged for the lesser of the next twelve months and the period until settlement.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

Group		Carrying amount	Fair value	Carrying amount	Fair value
Dollars In Thousands	Note	2006	2006	2005	2005
Trade and other receivables	14	18,512	18,512	15,898	15,898
Cash and cash equivalents	13	174,755	174,755	132,958	132,958
Secured bank loans	18	(44,299)	(44,299)	(43,570)	(43,570)
Trade and other payables	21	(19,530)	(19,530)	(20,387)	(20,387)
		129,438	129,438	84,899	84,899
Unrecognised (losses) / gains			-		-

Parent		Carrying amount	Fair value	Carrying amount	Fair value
Dollars In Thousands	Note	2006	2006	2005	2005
Trade and other receivables	14	10,784	10,784	9,471	9,471
Cash and cash equivalents	13	21,138	21,138	20,152	20,152
Trade and other payables	21	(5,278)	(5,278)	(6,280)	(6,280)
		26,644	26,644	23,343	23,343
Unrecognised (losses) / gains			-		-

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

(a) Cash, accounts receivable, accounts payable, inventories, prepaid taxation. The carrying amount for these balances approximate their value because of the short maturities of these items.

(b) Shares in companies and other investments. The carrying amount for these balances represents cost less impairment, if any.

(c) Borrowings. The carrying amount for the borrowings represent their fair values because the interest rates are reset to market periodically, every 3 to 6 months. The interest rate swap agreements calculated on a net present value at market interest rates for the unexpired term are as quoted by the swap counterparties.

(d) The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

KPMG

23. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Less than one year	11,013	10,574	4,892	4,796
Between one and five years	30,399	31,174	17,677	19,943
More than five years	38,208	38,770	23,248	25,874
	79,620	80,518	45,817	50,613

The Group leases a number of hotels and motor vehicles under operating leases. The hotel leases typically run for a period of years, with an option to renew the lease after that date. Lease payments are increased regularly to reflect market rentals. None of the leases includes contingent rentals.

During the year ended 31 December 2006, $12,000,000 was recognised as an expense in the income statement in respect of operating leases (2005: $11,559,000). Operating lease expenses for the Parent were $4,835,000 in 2006 (2005: $5,069,000).

24. Capital commitments

During the year ended 31 December 2006, the Group entered into contracts to purchase property, plant and equipment for $3,806,000 (2005: $4,618,000).
During the year ended 31 December 2006, the Parent entered into contracts to purchase property, plant and equipment for $nil (2005: $nil).

25. Related parties

Identity of related parties

The Group has a related party relationship with its subsidiaries (see note 26), and with its directors and executive officers.

Transactions with key management personnel

Directors of the Company and their immediate relatives control 0.71% (2005: 1.06%) of the voting shares of the Company. Loans to directors for the year ended 31 December 2006 amounted to $nil (2005: $nil). The key management personnel compensation consists of short-term employee benefits.

Total remuneration is included in "personnel expenses" (see note 4):

	Group		Parent	
Dollars In Thousands	2006	2005	2006	2005
Directors	683	1,250	385	982
Executive officers	591	403	478	300
	1,274	1,653	863	1,282

26. Group entities

Control of the Group

Millennium & Copthorne Hotels New Zealand Limited is a 70.22% owned subsidiary of CDL Hotels Holdings New Zealand Limited which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate parent company is Hong Leong Investment Holdings Pte Ltd in Singapore.
No debts with related parties were written off or forgiven during the year. During this period costs amounting to $250,000 (2005: $282,000) have been recorded in the Income Statement in respect of:

- (i) Reimbursement of expenses incurred by Millennium & Copthorne Hotels plc on behalf of the New Zealand subsidiary; and
- (ii) Fees payable to Millennium & Copthorne Hotels plc for the provision of management and marketing support.

26. Group entities - continued

Control of the Group - continued

During the year legal fees of $103,000 (2005: $108,000) were paid to Bell Gully of which Mr. GA McKenzie (Director) is a partner.

During the year accounting fees of $26,000 (2005: $21,000) were paid to Richard A Bobb of which Mr. R Bobb (Director) is a partner.

Parent

At balance date, there were interest bearing inter-company advances owing from subsidiaries of $4,628,000 (2005: $4,265,000). Net interest on advances of $314,000 (2005: $274,000) was received from subsidiaries during the year. The average interest rate charged during the year was 7.25% (2005: 6.77%). There were no repayment terms.

No debts with related parties were written off or forgiven during the year.

During the year dividend income of $3,096,000 (2005: $2,884,000) and $328,000 (2005: nil) were received from CDL Investments New Zealand Limited and Quantum Limited, respectively.

Management fees of $1,314,000 (2005:$1,306,000) were received from Quantum Limited during the year.

Although the Group owns less than half of the voting power of Bay of Islands Joint Venture, it is able to govern the financial and operating policies of the company by virtue of an agreement with the other investors of the Joint Venture. Consequently, the Group consolidates its investment in the company.

Subsidiary Companies

The principal subsidiary companies of Millennium & Copthorne Hotels New Zealand Limited included in the consolidation as at 31 December 2006 are:

	Principal Activity	Holding by Millennium & Copthorne Hotels New Zealand Limited %
Context Securities Limited	Investment Holding	100.00
Millennium & Copthorne Hotels Limited	Dormant	100.00
All Seasons Hotels & Resorts Limited	Dormant	100.00
Copthorne Hotel & Resort Bay of Islands Joint Venture	Hotel Operations	49.00
Quantum Limited	Holding Company	70.00
100% owned subsidiaries of Quantum Limited are:		
QINZ Holdings (New Zealand) Limited	Holding Company	
Kingsgate Hotels and Resorts Limited	Dormant/(Franchise Holder)	
Hospitality Group Limited	Holding Company	
100% owned subsidiaries of Hospitality Group Limited are:		
Hospitality Leases Limited	Lessee Company /Hotel Operations	
QINZ Anzac Avenue Limited	Hotel Owner	
Hospitality Services Limited	Hotel Operations/Franchise Holder	
CDL Investments New Zealand Limited	Holding Company	63.48
100% owned subsidiaries of CDL Investments New Zealand Limited are:		
CDL Land New Zealand Limited	Property Investment and Development	
KIN Holdings Limited	Holding Company	61.30
100% owned subsidiaries of KIN Holdings Limited are:		
Kingsgate International Corporation Limited	Holding Company	
Kingsgate Holdings Pty Limited	Holding Company	
Kingsgate Investments Pty Limited	Residential Apartment Developer / (Shopping Centre Owner)	
Kingsgate Hotels Pty Limited	Dormant	
Birkenhead Holdings Pty Limited	Holding Company	
Birkenhead Investments Pty Limited	Dormant /(Shopping Centre Owner)	
Birkenhead Services Pty Limited	Dormant/(Service Company)	
Hotelcorp New Zealand Limited	Holding Company	

27. Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

Critical accounting judgements in applying the Group's accounting policies

Certain critical accounting judgements in applying the Group's accounting policies are described below.

Property Plant and Equipment

The Group decided to move from the cost model of valuing land and buildings to a revaluation model. This results in any future decreases in asset values being charged in the income statement unless there is a surplus for that asset in the revaluation account in which case the decrease can be charged to equity.

Development Property

The Group is also exposed to market fluctuations in the value of development properties. The carrying value of development properties is $115,851,000 (2005: $132,543,000) while the net realisable value determined by independent valuers is $208,144,000 (2005: $206,185,000). Accordingly there has to be a significant decline in value before the Group is affected.

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and their risk factors relating to goodwill impairment.

KPMG

KPMG

Audit report

To the shareholders of Millennium & Copthorne Hotels New Zealand Limited

We have audited the financial statements on pages FIN 1 to FIN 36. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2006. This information is stated in accordance with the accounting policies set out on pages FIN 5 to FIN 13.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2006 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgments made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the company and certain of its subsidiaries in relation to taxation and general accounting services. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;

- the financial statements on pages FIN 1 to FIN 36:

  - comply with New Zealand generally accepted accounting practice;

  - give a true and fair view of the financial position of the company and group as at 31 December 2006 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 15 February 2007 and our unqualified opinion is expressed as at that date.

KPMG

Auckland

CHAIRMAN'S REVIEW

Financial Performance

Millennium & Copthorne Hotels New Zealand Limited ("MCHNZ") has reported an operating profit after tax of $26.9 million for the year ended 31 December 2006 (2005: $25.6 million). Operating profit before tax and minorities was $47.3 million (2005: $50.8 million) with the New Zealand hotel operations contributing 43.0 per cent, CDL Investments New Zealand Limited contributing 34.4 per cent and the Australian operations contributing 22.6 per cent.

Group revenue for the period under review was $187.3 million. This was an increase of 22.6% percent on the previous twelve months (2005: $152.7 million). Gross operating profit increased by 8% to $98.3 million (2005: $91.1 million). Earnings per share were 7.70 cents per share (2005: 7.31 cents).

MCHNZ adopted the New Zealand equivalents to the International Financial Reporting Standards ('NZ IFRS') in 2005.

Financial Position

Shareholders' funds excluding minority interests as at 31 December 2006 totaled $355.4 million (2005: $324.3 million) with total assets at $560.9 million (2005: $521.0 million). Net asset backing (with land and building revaluations and before distributions) as at 31 December 2006 was 101.7 cents per share compared to 92.8 cents per share as at 31 December 2005.

New Zealand Hotel Operations

Revenue for the New Zealand hotel operations (19 owned / leased / operated hotels excluding 13 franchised properties) for the period under review was $128.3 million. (2005: $127.2 million). Hotel occupancy remained strong at 69.5 percent across the Group.

During 2006, refurbishment work was completed at the Copthorne Hotel Auckland Anzac Avenue, Kingsgate Hotel Greymouth, Kingsgate Hotel Dunedin, Kingsgate Hotel Palmerston North and Kingsgate Hotel Te Anau. At the end of 2006, major refurbishment work commenced at Kingsgate Hotel Oriental Bay Wellington which is scheduled for completion in the first half of 2007.

In the year under review, MCHNZ welcomed Copthorne Hotel Marlborough to its network. The Group entered into a new lease for the Kingsgate Hotel Parnell during 2006. MCHNZ continues to seek out suitable properties to add to its New Zealand hotel portfolio which now totals 32 properties.

CDL Investments New Zealand Limited ("CDLI")

CDLI announced an operating profit after tax for the year ended 31 December 2006 of $10.9 million (2005: $9.1 million). During 2006, CDLI sold 182 sections and increased its margins across all its markets. The New Zealand property market continued to enjoy better than expected growth in 2006 despite predictions to the contrary and it is anticipated that this growth will continue into the first quarter of 2007.

MCHNZ increased its stake in CDLI during 2006 by electing to receive its dividend in shares. MCHNZ now holds 63.48% of CDLI (2005: 62.46%).

Australian Operations

Marketing and sales of the Zenith Residences continue and progress to date reflects the current soft residential property market in Sydney. Some of the units are being let out on short term leases and this has encouraged sales. Further marketing work is to be conducted during 2007.

The Company has not yet received the funds held on trust in respect of the sale of the Birkenhead Point Marina. Final discussions as to the terms of the new lease between NSW Maritime (previously Waterways) and the purchaser continue.

Dividend Announcement

The Company has resolved to pay a fully imputed ordinary dividend of 2.5 cents per share payable on 30 March 2006 (2005: 2.1 cents per share)

Board of Directors

In August 2006, John Henderson retired from the Board and Graham McKenzie was appointed as an Independent Director in his place. I would like to thank John for his contribution to the Board and to the Group over the past six years.

Outlook

The Board believes that the prospects for 2007 are positive but challenges and factors outside the control of the Company will play a significant role in the results that will be delivered during the course of the year. International travel patterns continue to change and while New Zealand continues to be perceived as a safe and attractive destination, the continued high exchange rate and the cost of airfares are factors that influence tourism numbers and our industry generally. Growth from new international markets such as China will continue in 2007 and the Company continues to work on initiatives to increase its domestic market share.

Management and staff

On behalf of the Board, I would like to thank the Company's management and staff for their efforts during 2006.

Wong Hong Ren
Chairman
15 February 2007

16 February 2007

PRODUCTIVITY GAINS UNDERLINE MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED'S 2006 RESULT

New Zealand's largest hotel operator, Millennium & Copthorne Hotels New Zealand Limited (**NZX: MCK**) today reported its preliminary results for the year ended 31 December 2006.

Chairman Mr. Wong Hong Ren was pleased to announce that the company had achieved an operating profit of $26.9 million (2005: $25.6 million). The Company had recorded total revenue of $187.3 million, an increase of over 23% over the previous twelve months (2005: $152.7 million).

The Company has resolved to pay a fully imputed ordinary dividend of 2.5 cents per share, an increase of 0.4 cents or 19% on the previous year. The dividend would be payable to shareholders on 30 March 2006.

The Company owns, leases, manages and franchises a portfolio of hotels across New Zealand and trades under the Millennium, Copthorne and Kingsgate brands. During 2006, it added an additional franchised property, Copthorne Hotel Marlborough, to its network bringing the total number of hotels within the group to 32. The Company had also undertaken refurbishment work at several of its hotels in Auckland, Greymouth, Dunedin, Palmerston North and Te Anau.

Managing Director Mr. B K Chiu said that the results reflected efforts made by the Company through productivity gains, cost savings and value enhancements across the group.

"I am delighted that we are able to deliver another good set of results to our shareholders", he said. "2006 was a difficult year in many respects with falls in visitor numbers from some of our key markets such as Japan. Despite that, we have been able to strengthen other market segments, make efficiency gains in our business and we are continuing to invest and improve our properties so that we can deliver an outstanding hospitality experience to all of our guests".

Mr. Chiu said that the Company would be approaching 2007 positively.

"2007 is another challenging year - our competition is increasing across all of our markets, visitor numbers remain static and new inventory is being introduced in the main centres. However, I am confident that we can meet all those challenges by raising the bar in terms of our service standards and the asset value of our properties throughout New Zealand", he said.

Summary of results:

• Operating profit after tax:	$26.9 million	(2005:$25.6 million)
• Operating profit before tax and minorities:	$47.3 million	(2005: $50.8 million)
• Total group revenue:	$187.3 million	(2005:$152.7 million)
• Shareholders' funds excluding minority interests:	$355.4 million	(2005: $324.3 million)
• Total assets:	$560.9 million	(2005: $521.0 million)

ENDS

Issued by Millennium & Copthorne Hotels New Zealand Limited

Enquiries to:

B K Chiu
Managing Director
(09) 913 8058

or

Takeshi Ito
Company Secretary
(09) 913 8005

ENL